Filed by Blade Urban Air Mobility, Inc.

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Experience Investment Corp.

Commission File No.: 001-39046

BLADE RESTARTS SERVICE BETWEEN MANHATTAN AND NEW YORK CITY AREA AIRPORTS

Announces Partnership with KAYAK to introduce more fliers to BLADE

•      KAYAK will offer Blade Airport service to KAYAK users purchasing seats on commercial flights to or from JFK airport

•      Blade Airport flights will begin with service between Manhattan and JFK airport starting June 1, 2021

•      Expanded hours and the additions of LaGuardia and Newark airports to start by Fall

NEW YORK, N.Y., April 26, 2021 – BLADE Urban Air Mobility, Inc. (“Blade”), which recently announced a business combination with special purpose acquisition company Experience Investment Corp. (NASDAQ: EXPC), has announced the relaunch of its New York Airport service starting June 1, 2021, providing air connectivity between Manhattan and John F. Kennedy Airport (“JFK”). Initially launched in 2019, the shared helicopter flight service is believed to be the largest Urban Air Mobility (“UAM”) initiative in the United States. In the first phase of the relaunch, flights will operate during peak rush hour times between Blade terminals at convenient Manhattan heliport locations and JFK, with ground transportation included between the JFK helipad and all commercial terminals for $195 per seat or $95 per seat with the purchase of an annual Airport Pass. Blade intends to also relaunch service to include continuous daily availability and flights to Newark Liberty International Airport and LaGuardia Airport by Fall 2021.

“Given the significant increase in ground congestion in New York City and the strong desire to return to travel we are seeing among our fliers, we are confident that this is the right time to relaunch our flights between Manhattan and JFK.” said Blade CEO, Rob Wiesenthal, “Moreover, we look forward to continuing our growth in Urban Air Mobility as we work towards the transition from conventional rotorcraft to quiet and emission-free Electric Vertical Aircraft (“EVA”) in close cooperation with our flight operating partners and the Port Authority of New York and New Jersey.”

Starting June 1, 2021, KAYAK will offer Blade’s airport service to KAYAK users who purchase flights departing from or arriving at JFK.

KAYAK will also purchase seats directly from Blade to help distinguish their various loyalty and promotional initiatives and to add value to KAYAK users.

“Search interest for summer travel continues to increase week over week,” said KAYAK CEO, Steve Hafner. “As travel demand continues, our partnership with Blade gives KAYAK users the opportunity to make their trip to and from the airport as seamless as possible.”

About Blade

Blade is a technology-powered urban air mobility platform committed to reducing travel friction by providing cost-effective air transportation alternatives to some of the most congested ground routes in the U.S. and abroad. Today, the company predominantly uses helicopters and amphibious aircraft. Its asset-light model, coupled with its exclusive passenger terminal infrastructure, is designed to facilitate a seamless transition to Electric Vertical Aircraft ("EVA" or “eVTOL”), enabling lower cost air mobility to the public that is both quiet and zero emissions.

For more information, visit flyblade.com/investors.

About KAYAK

KAYAK, part of Booking Holdings (NASDAQ:  BKNG), is the world's leading travel search engine. With billions of queries across our platforms, we help people find their perfect flight, stay, rental car, cruise, or vacation package. We’re also transforming the in-travel experience with our app and new accommodation software. For more information, visit www.KAYAK.com.

About Experience Investment Corp.

Experience Investment Corp.(“EIC”) is a special purpose acquisition company sponsored by an affiliate of KSL Capital Partners and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On December 15, 2020, Blade announced it would become a public company through a merger with a special purpose acquisition company, EIC. (NASDAQ: EXPC). Closing of the merger is subject to approval by the stockholders of both Blade and EIC. and the satisfaction or waiver of certain other conditions.

Additional Information and Where to Find It

EIC has filed with the SEC a Registration Statement on Form S-4 (the “Form S-4”), which includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to EIC’s stockholders in connection with EIC’s solicitation of proxies for the vote by EIC’s stockholders with respect to the business combination with Blade and other matters described therein, as well as the prospectus relating to the offer and sale of the securities of EIC to be issued in the business combination. The Form S-4 was declared effective by the SEC on April 6, 2021 and the definitive proxy statement/prospectus and other relevant documents have been mailed to EIC’s stockholders of record as of March 17, 2021. EIC’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with EIC’s solicitation of proxies for the Special Meeting because the proxy statement/prospectus will contain important information about EIC, Blade and the business combination. Stockholders also may obtain copies of the Form S-4 and the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to Experience Investment Corp., 100 St. Paul St., Suite 800. Denver, CO 80206 or mrichardson@riverinc.com.

Forward Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including with respect to the agreement between Blade and KAYAK and the proposed business combination of Blade and EIC, are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Blade’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements and transactions described in this press release; (2) the inability to complete the transactions due to the failure of any party to satisfy relevant terms and conditions; (3) costs related to the transactions; (4) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions; (5) the possibility that Blade may be adversely affected by other economic, business, regulatory and/or competitive factors; (6) the impact of COVID-19 on Blade’s business and/or the ability of the parties to complete the transactions; and (7) the outcome of any legal proceedings that may be instituted against Blade or any of its directors or officers, following the announcement of the transactions.

New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Blade undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

Participants in the Solicitation

EIC, Blade and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of EIC’s stockholders with respect to the approval of the business combination with Blade. EIC and Blade urge investors, stockholders and other interested persons to read the Form S-4 (File No. 333-252529), including the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the business combination, as these materials will contain important information about Blade, EIC and the business combination. Information regarding the participants in the proxy solicitation, including EIC’s directors and officers and Blade’s directors and officers, a description of their respective direct and indirect interests, by security holdings or otherwise, is included in the Form S-4 and the definitive proxy statement/prospectus for the business combination. Each of these documents is available at the SEC’s website or by directing a request to EIC as described above under “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Press Contacts

For Media Relations

Phil Denning / Nora Flaherty

BladeMediaRelations@icrinc.com

Investor Relations

Mike Callahan / Tom Cook

BladeIR@icrinc.com

For Experience Investment Corp.

Maureen Richardson

mrichardson@riverinc.com

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